

MEGASTAR DEVELOPMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2007 and 2006

Notice to Reader:

The attached financial statements have been prepared by the Management of Megastar Development Corp. and have not been reviewed by the auditors of Megastar Development Corp.

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three month periods ended May 31, 2007 and 2006
Unaudited

	2007	2006
Administrative expenses		
Accounting and audit fees	$ -	$ -
Bank charges and interest	30	45
Consulting fees – Note 5	12,000	32,050
Filing fees	158	1,300
Investor relations	29,969	76,149
Legal fees	1,662	2,779
Management fees – Note 5	21,000	19,500
Office, telephone and miscellaneous	5,902	2,273
Rent	2,385	1,950
Shareholder information	2,140	3,629
Stock-based compensation – Note 4	34,216	36,639
Transfer agent fees	1,742	2,341
Travel and promotion	17,313	8,264
Loss before other items	(128,517)	(186,919)
Other items		
Interest income	5,247	2,071
	(123,270)	(184,848)
Deficit, beginning of period	(6,254,123)	(5,732,766)
Deficit, end of the period	$ (6,377,393)	$ (5,917,614)
Basic and diluted loss per share	$ (0.004)	$ (0.01)
Weighted average number of shares outstanding	29,683,483	17,736,135

MEGASTAR DEVELOPMENT CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended May 31, 2007 and 2006

Unaudited

	2007	2006
Operating Activities		
Net loss for the period	$ (123,270)	$ (184,848)
Items not involving cash:		
Stock-based compensation	34,216	36,639
	(89,054)	(148,209)
Changes in non-cash working capital items:		
GST receivable	10,695	1,549
Prepaid expenses and deposits	(2,332)	(17,533)
Accounts payable and accrued liabilities	117,927	(29,012)
	37,236	(193,205)
Financing Activities		
Issue of common shares	-	165,400
Investing Activity		
Resource properties expenditures	(268,038)	(193,616)
Increase (decrease) in cash during the period	(230,802)	(221,421)
Cash, beginning of the period	1,661,165	442,013
Cash, end of the period	$ 1,430,363	$ 220,592
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 7

Schedule 1

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED SCHEDULE OF RESOURCE PROPERTIES
for the periods ended May 31, 2007 and 2006

	Canada			Total	Total
	Sedex Zinc Property	Simkar	Ralleau Project	2007	2006
Balance, beginning of period	$ 317,406	$ 220,966	$ 240,977	$ 779,349	$ 270,303
Acquisition costs					
Shares	-	-	-	-	143,000
Cash and accrual	-	-	-	-	31,288
Option payment	(50,000)	-	-	(50,000)	-
	(50,000)	-	-	(50,000)	174,288
Deferred exploration costs					
Assay	-	16,176	-	16,176	-
Drilling	-	286,400	-	286,400	102,756
Geological	3,480	56,940	-	60,420	4,124
Geophysical	-	12,481	-	12,481	55,448
Line cutting	-	-	-	-	-
Reports and field	-	6,410	-	6,410	-
Travel	-	10,978	-	10,978	-
	3,480	389,385	-	392,865	162,328
Exploration advances	-	(74,827)	-	(74,827)	-
Balance, May 31, 2007	$ 270,886	$ 535,524	$ 240,977	$ 1,047,387	$ 606,919

Note 1 Nature of Operations

The Company is a development stage public Company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

The Company is incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies noted below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo."). All intercompany transactions have been eliminated.

b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold, or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

Note 2 Summary of Significant Accounting Policies – (cont'd)

b) Resource Properties – (cont'd)

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a financial institution that are readily convertible to cash.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

g) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At May 31, 2007, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

h) Flow-through Shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company are accounted for in accordance to this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations for an amount equal to the future income tax liability.

i) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 2 Summary of Significant Accounting Policies – (cont'd)

j) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

k) Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits. These non-repayable mining tax credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Note 3 Resource Properties

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totaling 557 acres located in Louvicourt Township, Quebec.

b) Kauputau Properties, Quebec, Canada

Pursuant to an acquisition agreement dated February 7, 2005, the Company acquired a 100% interest in 63 mineral claims situated in Northern Quebec. Consideration was cash paid of $6,615 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter royalty of which 1% can be purchased by the Company at any time for $1,000,000. During the year ended February 28, 2007, management decided not to continue development of this property and accordingly, the carrying costs of $47,643 were written off.

c) Ralleau Project

Pursuant to an agreement dated June 27, 2005, the Company acquired a 100% interest in 12 mineral claims situated in the Quevillon area of Quebec. Consideration was cash of $1,000 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter return of which 1% can be purchased by the Company at any time for $1,000,000.

In 2007, the Company staked an additional 17 claims.

Note 3 Resource Properties – Note 8 – (cont'd)

d) Sedex Zinc Property

Pursuant to an agreement dated February 13, 2006 and amended January 8, 2007, the Company acquired a 100% interest in 46 mineral claims located in the Omineca Mining Division, BC, in consideration for cash paid of $109,000 and 500,000 common shares issued.

Out of the 46 claims, 28 claims had been amalgamated into 5 claims, with the result that the Company now has 23 claims.

A finder's fee in the amount of $11,000 and 50,000 shares of the Company was paid. The claims are subject to a 2% net smelter returns royalty of which the Company can purchase 1% for $1,000,000.

Pursuant to an agreement dated March 28, 2007, the Company has granted an option to Mantle Resources Inc. ("Mantle") whereby Mantle may earn up to 60% interest in the claims by making cash payments totaling $150,000 (received $50,000); the issuance of 125,000 shares (received 50,000 shares); and incurring $2,250,000 million in exploration expenditures over three years. Upon earning its 60% interest, Mantle can earn up to 80% interest in the property by making an additional $1.0 million in exploration expenditures and can increase its interest to 90% upon completion of a pre-feasibility study.

Note 4 Share Capital – Note 8

a) Authorized: Unlimited number of common shares without par value.

b) Issued:

		Number of Shares	Amount
Balance, February 28, 2006		16,756,733	$ 6,281,469
For cash:			
Pursuant to private placements	- at $0.16	2,669,000	427,040
	- at $0.20	5,842,500	1,168,500
Less share issue costs		-	(169,447)
Finders fees		62,500	-
Pursuant to warrants exercised	- at $0.20	199,000	39,800
	- at $0.15	2,778,750	416,813
	- at $0.23	600,000	138,000
Pursuant to stock options exercised	- at $0.11	225,000	24,750
For acquisition of mineral property		550,000	143,000
Transfer from contributed surplus on exercise of share purchase options		-	22,410
Recovery of future income tax asset		-	(40,637)
Balance, February 28, 2007		29,683,483	8,451,698
Less share issue costs		-	(1,361)
Balance, May 31, 2007		29,683,483	$ 8,450,337

Note 4 Share Capital – Note 8 – (cont'd)

c) Escrow:

At May 31, 2007, 131,250 (2005: 131,250) shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

d) Commitments:

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and non-employees. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant. The share purchase options have vesting terms ranging from immediate upon granting to over eighteen months. A summary of the status of the options outstanding as at May 31, 2007 is presented below:

	2007	
	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,610,000	$0.14
Cancelled/expired	(200,000)	$0.32
Granted	-	-
Exercised	-	-
Outstanding at end of year	3,410,000	$0.16
Exercisable at end of year	2,484,025	

During the period ended May 31, 2007, stock-based compensation expense of $34,216 (2006: $36,639) was recorded on options vesting during the period.

As at May 31, 2007, the following share purchase options are outstanding:

Number of Shares	Exercise Price	Expiry Date
295,000	$0.11	December 5, 2008
95,000	$0.25	January 28, 2009
475,000	$0.11	January 17, 2010
720,000	$0.15	January 25, 2011
270,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
880,000	$0.16	November 27, 2008
600,000	$0.20	February 12, 2009
3,410,000		

Note 4 Share Capital – Note 8 – (cont'd)

d) Commitments – (cont'd)

Share Purchase Warrants

At May 31, 2007 there are 9,297,000 share purchase warrants outstanding. Unless otherwise noted, each warrant entitles the holders thereof the right to purchase one common share as follows:

Number of Warrants	Exercise Price	Expiry Date
5,252,500	$0.30	October 16, 2007
	$0.40	October 16, 2008
2,731,500	$0.25	November 30, 2007
	$0.30	November 30, 2008
1,313,000	$0.30	November 30, 2007
	$0.40	November 30, 2008
9,297,000		

Agent's option

At May 31, 2007 there is an outstanding agent's option to purchase up to 477,500 units at a price of $0.20 per unit until October 16, 2008. Each unit is comprised of one common share and one share purchase warrant. Each warrant may be exercised at a price of $0.30 until October 16, 2007 or $0.40 until October 16, 2008.

e) Flow-Through Shares

During the year ended February 28, 2007, the Company issued 5,842,500 (2006 – 794,000) flow-through shares for proceeds of $1,168,500 (2006 - $119,100). The proceeds from these issues must be used for qualifying exploration expenditures which will be renounced by the Company in favor of the investors purchasing such shares and such expenditures are not available to the Company for income tax purposes.

Note 5 Related Party Transactions – Note 8

The Company incurred the following expenditures with directors and officers of the Company, companies with common directors, an accounting firm in which a former director is a partner and a former director and a company controlled by him:

	2007	2006
Consulting fees	$ -	$ 850
Management fees	21,000	19,500
	$ 21,000	$ 20,350

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

As at May 31, 2007, accounts payable includes $10,230 (2006: $9,500) consists of amounts owing to directors of the Company for unpaid management fees and expenses incurred on behalf of the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statements. The following transactions were excluded from the statements of cash flows:

a) During the period ended May 31, 2006, the Company issued 550,000 common shares at $0.26 per share ($143,000), pursuant to the acquisition of the Sedex Project.

Note 8 Subsequent Events – Note 4

Subsequent to May 31, 2007:

a) The Company granted 375,000 stock options exercisable at $0.15 for two years.

b) A total of 300,000 stock options exerciseable at $0.15 and 150,000 stock options exerciseable at $.20 were cancelled.

c) A total of 260,000 stock options were exercised at $0.11 for total proceeds of $28,600.

Note 9 Comparative Figures

Certain comparative figures for the period ended May 31, 2006, have been reclassified to conform with current year presentation.

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management's Discussion & Analysis
for Quarter Ended May 31, 2007

Item 1: INTERIM MD&A

Forward-looking Information

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Megastar Development Corp. ("MDV" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to MDV. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to MDV or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of MDV exploration properties. Such statements reflect the current views of MDV with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of MDV to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

1.1 Date

The following discussion and analysis was approved by the Directors of the Company on July 30, 2007. All figures are in Canadian dollars unless otherwise noted.

1.2 Overall Performance

SIMKAR property, Quebec:

The Company's exploration focus has been in Quebec, on the Company's 100% owned SIMKAR property. Megastar Development Corp. has a 100-per-cent interest in two mining concessions consisting of 557 acres in the Louvicourt township of Quebec, approximately 20 kilometres east of Val d'Or, Que. The Simkar property is situated within the Abitibi greenstone belt. While the Simkar property was owned and operated by the Louvicourt Goldfield Corp. ("Louvicourt") in the mid-1940s, it produced approximately 32,000 ounces of gold between 1947 and 1949.

The Company has spent over $800,000 on a drilling program during mid to late 1990-is. The Company has received an engineering report recommending a further drilling program on the Simkar Property. The 2004 program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property. A result of the completed

summer 2004 diamond drill testing was announced in the News Release dated December 13, 2004 and can be reviewed on SEDAR.

A NI 43-101 Technical Report prepared by Carl Pelletier, B.Sc., P. Geo. was filed and is availableon Sedar at http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

On March 4, 2005 Megastar announced the results of a detailed compilation of the prospective North Rhyolite target area. The North Rhyolite is a 700m wide, virtually untested sequence of felsic volcanic rocks belonging to the Val d'Or Formation. The North Rhyolite crosses the north part of the property over a strike length of 1km. To date, only 6 drill holes have been completed within the favourable sequence. Assessment files compiled indicate that all of these holes have crossed wide zones of significant sulphide mineralization consisting mostly of pyrite and minor chalcopyrite. Although these reported sulphide zones were not systematically assayed many of the rare samples taken returned anomalous to higher-grade gold values. In addition to the existing IP Survey, recently completed regional-scale Megatem and Titan24 surveys, completed by Aur Resources covered the north part of the Simkar Property, including most of the North Rhyolite. The data obtained from Aur Resources, identifies nine (9) anomalies within the Simkar Property. The most significant is quoted as a "Priority 1", moderate conductor located at moderate to great depth. This anomaly appears coincident with one of Megastar's IP anomaly. In addition, a strong, deep-seated Titan24 anomaly is interpreted to be located within the North Rhyolite. Geophysical interpretation suggests that the anomaly is located at a depth of 700m to 1200m. The Titan24 anomaly is coincident with both the IP and the Megatem features described above. The deep penetrating geophysical data obtained from Aur Resources greatly enhances the potential of the North Rhyolite.

On May 30, 2006 the Company announced that it has retained Martin Bourgoin, P.Geo. a principal of MRB & Associates of Val d'Or, Quebec to complete a detailed digital compilation of all the historic gold zones on the SIMKAR Property.

On March 13, 2007 the Company announced that it has completed the first comprehensive 3D – computer-generated compilation and target generation program ever done on the Simkar Property. Results show excellent potential for both, the shear-hosted gold-bearing quartz vein deposits similar to many old and active producers in the area, and gold-bearing sulphide zones similar to the multi million ounce Bousquet Gold Camp in Cadillac, 50km west of the property. Underground mine workings have been digitally re-constructed, along with the creation and re-positioning of all surface diamond drill holes. Modern 3D imaging of the Mine and independent professional analysis of all data indicates excellent potential for the discovery of additional gold mineralization below the old workings. The Company also announced that it has begun a 2007 diamond drill program; the 2007 drilling campaign on "Simkar South" includes step-outs from earlier drilling on the East Zone Shear 100 meters east of the underground workings where the mineralized interval yielded 11.42 g/t Au over a core length of 1.6 meters. The zone was also intersected below the 525-foot level returning an assay of 17.64 g/t Au over a 1.4-meter core length. On Simkar North", drilling is conducted on a 900-metre long gold-bearing sulphide zone within a rhyolitic horizon located near the northern property boundary. One intersection on the western extent returned a 64.4-meter thick gold and copper bearing pyritic horizon with associated chloritized felsic volcanics. Another intersection, on the eastern extent, returned 1.27g Au/t over 6.2 m including 7.43 g Au/T and 0.1% Cu over 0.82 m. Interpretation of Megatem and Titan24 surveys have identified nine (9) anomalies within the Property. Down

hole geophysical surveying of the conductive sulphide zone intersected in the historical drill holes is being conducted to vector further drill testing.

On May 17, 2007 the Company announced that it had confirmed depth extension of gold mineralization at Simkar. The drill testing below the former producer on the Simkar Property has intersected high grade gold within a broader wide zone of mineralization. Hole SKR-07-01 returned 3.2 g/t Au over 6.70 m from 235.50m to 242.20m. Gold mineralization of economic potential from SKR-07-01 is associated with an increase in silicification and potassic alteration of a Feldspar Porphyry unit along with mild shearing and 10-15% pyrite at the vicinity of a contact with a Diorite unit.

On June 12, 2007 the Company announced that it intersected high grade gold at Simkar. Hole SKR-07-02 was designed to test the B-Zone, approximately 75 meters above the intersection point of DDH SKR-07-01 (3.20 g/t Au over 6.70 m) at a down hole depth of approximately 170 m. Several small quartz veinlets were intersected but assays returned values below 1.0 g/t Au. The hole appears to have intersected the B Zone outside of the down plunge corridor. SKR- 07-03 was designed to test the B Zone at a down hole depth of 160m and approximately 100 meters east of hole SKR-07-02 but resulting assays are sub-economic. SKR-07-04 was designed to intersect the East Zone at a down hole depth of 220 meters. An unexpected zone of gold mineralization was intersected over 4.5m grading 7.22 g/t Au (159.5 to 164) and includes a high-grade section returning 99.8 g/t Au over 0.3 meters with anomalous values on either side. The east Zone was intersected by SKR-07-04 from 219.5 to 221.0 m and yielded 1.5 g/t Au over 1.5 meters. The high-grade intersection from SKR-07-04 (99.80 g/t Au over 0.30 meters) located on section 8040 E, appears to correlate with another high-grade intersection obtained in hole SKR-07-05 (140.00 g/t Au over 0.50 meters) on section 8140 E. Furthermore, historical drill holes in this area also intersected some high-grade gold values, which correlate with SKR-04-05. DDH F87-19 on section 8160 E intersected 44.10 g/t Au over 0.67 m and F-87-17 on section 8180 E intersected 14.75 g/t Au over 0.75 m. The data indicates a new gold bearing structure, which appears to be an en-echelon branch just south of the East Zone and represents strong potential for another near surface high-grade gold structure. This new zone is located approximately 50 meters south of the East Zone, which is accessible from historical underground workings (525 foot level).

On July 11, 2007 the Company announced that it has received 5 more holes from drill testing on the south zone at the past producing Simkar Gold Property. High-grade zones were intersected in holes - 04, - 05 and - 09. These three holes, on strike over approximately 350 meters, were designed to test the continuity of known mineralized zones at depth (East Zone and C Zone). All three holes successfully intersected the targeted mineralized zones at depth, thus confirming the continuity of the gold bearing structures. Furthermore, a new series of high-grade veins were also intersected in the upper part of these three holes. These new high-grade veins are located approximately 50 meters south of the Shear Zone, which hosts the East and C Zones, and appear to be part of a network of high-grade tension veins. Similar veins have been documented to occur in the near vicinity of the A and B Zones, and now, the company appears to have intersected a new network of these narrow high-grade tension veins south of the southernmost structure that was mined previously. Certainly, more work will be undertaken to test this model.

Further results from drill testing, on the north zone (SKR-12-13-14) to test a previously identified geophysical anomaly (P-14), are pending and the company will provide assay results as soon as they are available. See News Release on the Company web site and filed on SEDAR for further details.

KAUPUTAU property, Quebec:

On March 3, 2005 the Company announced the completion of the purchase of a 100% interest in the KAUPUTAU Property located in the Opinaca reservoir region, James Bay, Quebec. Pursuant to the agreement the Company paid $6,615 and issued 250,000 shares in the capital of the Company. On June 13, 2005 the Company announced the reconnaissance and mapping program designed to identify and sample zones of mineralization in order to orient further exploration efforts.

As exploration efforts did not yield desired results, management has made a decision not to renew the claims, resulting in a write off ($47,643) in acquisition/deferred exploration costs.

RALLEAU property, Quebec:

On July 25, 2005 the Company announced that it has received regulatory approval for the acquisition of a 100% interest in the RALLEAU property located approximately 40km east of Quévillon, Quebec. Recent mapping and sampling has identified anomalous Cu-Zn Volcanogenic Massive Sulphide (VMS) mineralization on the property. Several untested input anomalies occur within the favourable felsic volcanic rocks which are coincident with anomalous base metal values on surface. Chip sample results elsewhere in the region returned values up to 1.56% Cu, 17.2 g/t Ag over 14 meters. As well, a recent government publication states that the probability of discovering a VMS deposit within the lavas and tuffs at RALLEAU is high. The property is located a short distance from Breakwater's (TSX: BWR) Langlois mine hosting reserves and resources of 8.3 MT of 11%Zn, 0.8%Cu and 53 g/t Ag (Breakwater 2004 annual report). The Acquisition Agreement was amended such that the sole vendor of the property is Nievex Geoconsultant Inc., an arm's length party. Pursuant to the agreement the Company paid $1,000 and issued 250,000 shares in the capital of the Company. The Vendor will retain a 2% Net Smelter Royalty of which 1% can be purchased by the Company at any time for $1,000,000. The closing of this acquisition was announced in the News Release dated August 18, 2005.

On March 15, 2006 the Company announced the completion of a 75km grid and the commencement of a magnetic/DeepEM survey. In addition, selected grid lines were covered by a DeepEM in-loop survey in order to better define the known conductors within the favourable felsic volcanic rocks. The DeepEM in-loop survey is a Time-Domain EM geophysical method developed by Crone Geophysics. It is designed to locate conductive bodies (such as sulphide deposits) within the underlying rocks. This preparatory work will be followed by a diamond drilling program designed to test the priority conductors delineated from the deep-penetrating EM survey.

On April 11, 2006 the Company announced the completion of a magnetic and a DeepEM survey. Six (6) distinct DeepEM conductors were identified, 4 of which occur within the favourable Novallet rhyolites. Drilling to test these identified conductors was scheduled to follow. Megastar covered the entire property with the appropriate geophysical surveys in order to refine the geological interpretation and further characterize the historic airborne Input conductors. The magnetic survey clearly maps a unit of low magnetic susceptibility which correlates with the Novallet rhyolite identified in the Government survey. Based on local outcrop exposure of the Rhyolite the RG2002-12 interpretation estimated its thickness to be

500m thick. The recent detailed ground magnetic survey conducted by Megastar suggested that the unit measures more than 850m thick and strikes across the entire Ralleau Property. In addition magnetic anomalies adjacent with the south contact of the rhyolite are coincident with reported surface mineralization, and signatured by DeepEM conductors. Megastar has now completed the preparatory work on the Ralleau Property and results continue to support the potential for discovery of VMS mineralization.

On April 26, 2006 the Company announced the diamond drilling to test the six (6) prominent DeepEM conductors identified by ground geophysical survey. Five (5) holes totalling 1500m were drilled to test all six conductors. Holes were also planned to be surveyed by Downhole EM once completed. The downhole survey provides a radius of investigation of more than 100m around the hole within which any conductors can be identified and linked to geological information obtained from the core.

On May 24, 2006 the Company announced that the first phase of diamond drilling has been completed.

On October 19, 2006 the Company announced that the results from wholerock lithogeochemical sampling were still pending. Diamond drilling intersected disseminated, stringer and massive sulphide mineralization over metric widths and all conductors were explained. Coring of sulphide mineralization prompted the company to stake additional claims to the east and initiate discussions with its immediate neighbour in order to further consolidate the land holdings.

On January 26, 2007 the Company announced an update of the 2006 diamond drill program and work slated for 2007. The company has acquired 17 new mineral claims contiguous to its 100% owned RALLEAU property located 40 km east of Quevillon, Quebec. Coring of sulphide mineralization and the identification of a new volcanogenic massive sulphide (VMS) alteration package prompted the company to stake additional claims to the east. Five diamond drill holes were completed for a total of 1,545.7 meters. Drilling was aimed at testing coincident Magnetic, DeepEM conductors and favourable geology. Dr. Mathieu Piché, Ph. D, Geo. an independent qualified person, completed the core logging and sampling as well as the assessment report. All EM conductors are explained. While no economic Au, Ag, Cu or Zn mineralization was found in the assayed samples, local anomalous values correspond to the geochemical alteration. Geochemical data was used by Dr. Piché to characterize the rock types as well as their alteration type and intensity. The whole rock analyses show Na_2O depletion in the footwall. Several samples have strong K_2O enrichment within the hanging wall, which is typically seen associated with many Abitibi VMS Deposits. In addition, DDH MAR-06-01 crossed a significant zone of sericitized rhyolite, also considered a key element in VMS exploration. The Board of Directors has approved an additional budget for 2007 in order to expand exploration efforts over the new property limits. The program will include geophysics, mapping and additional diamond drilling.

<u>SEDEX Zinc project, British Columbia</u>:

On February 13, 2006 the Company announced that it has entered into an option agreement to acquire 100% interest in a total of 46 mineral claim units located in the Omineca Mining Division, British Columbia, approximately 280 kilometers north-northwest of Mackenzie, B.C., Canada. These claims are situated in the emerging world class Gataga-Akie SEDEX

zinc/lead/silver camp in the Omineca mining district of British Columbia, northeast of Williston Lake. The claims under option cover 185 square kilometers and include 5,630 meters of active zones in the favorable late Devonian Gunsteel shales that host the recent new discovery by Mantle Resources Inc. (TSX-V: MTS)/Ecstall Mining Corp. (TSX-V: EAM) on Ecstall's Akie property. Several of the Megastar's claim units are located in close proximity to the historical Akie deposit where recent drilling program by Mantle Resources discovered a significant new zone of thick, high-grade SEDEX -style zinc-lead mineralization - most recent drill hole results released over the past three months include 17.93 m of 17.22% Zn (hole #1), 26.7 m of 11.95% Zn, 2.74% Pb (hole #2) and 19.2 m with 8.71% Zn, 1.83% Pb. The newly acquired claims, dubbed the SEDEX Zinc Project, contain six known mineral occurrences documented by the B.C. Geological Survey.

On September 18, 2006 the Company announced that surface prospecting and a sampling program on the Sedex zinc property in Omineca mining division, approximately 280 kilometers northwest of Mackenzie, B.C., is underway.

On January 11, 2007 the Company announced that it has fully exercised its option in regards to the SEDEX Zinc property pursuant to the terms of the option agreement dated February 13, 2006 with 747080 B.C. Ltd. (the "Optionor"). After successful negotiations with Optionor the Company completed the exercise of its option ahead of schedule by paying $61,000 cash, and as a result the Company is now fully vested and owns 100% of the property, subject to 2% NSR.

On March 29, 2007 the Company announced that it has completed and signed a definitive agreement with Mantle Resources Inc. (TSX-V: MTS) pursuant to which Mantle will have an option to earn an initial 60% interest in Megastar's SEDEX zinc properties by spending up to $2.25 million. Mantle will be the operator and can earn a 60% interest in Megastar's properties as follows:

- Payment to Megastar of $50,000 (received) and the issuance of 50,000 shares (received) of Mantle upon signing a definitive agreement;
- The issuance of 50,000 shares of Mantle nine months from signing a definitive agreement;
- Payment to Megastar of $100,000 and the issuance of 25,000 shares of Mantle on or before the first anniversary of the signing of the definitive agreement; and
- Spending $2.25 million in exploration and development over a three-year period.

Upon earning a 60% interest, Mantle can increase its interest to 80% by spending an additional $1.0 million on the properties. Mantle can then earn a further 10% (cumulative 90%) by completing a preliminary feasibility study.

OTHER:

On June 19, 2007 the Company announced that David Bikerman has joined the company's board of directors. Mr. Bikerman holds three university degrees, in mine engineering and mineral economics, including the advanced degrees of Engineer of Mines (1995) and Master of Science (1985) from Columbia University in New York City. David taught Mine Plant Design at the Henry Krumb School of Mines at Columbia University and has worked as an independent consultant to the United Nations, as an Associate with Behre Dolbear & Co., and for various

mining companies over twenty years. His responsibilities have included feasibility studies, project resource and reserve analyses, design, construction, and operation of numerous mines around the world.

Investor Relations:

On February 13, 2007 the Company announced that it has retained Vantage Communications Ltd. to provide investor relations services. The contract was terminated on May 15, 2007.

On June 25, 2007 the Company announced that, subject to regulatory approval, it has retained the services of Coal Harbor Communications Inc. to provide investor relations services. Coal Harbor will receive a fee of $6,000 per month starting June 25, 2007 as well as 175,000 options at a price of 15 cents per share exercisable for a period of two years pursuant to the company stock option plan. The term of the contract is one year. Either party may cancel the contract after 3 months with 30 days notice.

Stock Option Plan:

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual General Meeting that was held on July 21, 2006 the Company has implemented a Fixed Stock Option Plan whereby a maximum number of shares reserved for issuance under the plan at any one time will not exceed 3,626,746 shares. Under this plan the following incentive stock options were granted: On November 27, 2006 the Company granted 880,000 incentive stock options at $0.16 expiring on November 27, 2008; on February 13, 2007, the Company granted 450,000 incentive stock options at $0.20 expiring on February 12, 2009.

On June 25, 2007 the Company granted 375,000 incentive stock options at $0.15 expiring on June 25, 2009.

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual General Meeting that was held on July 26, 2007, subject to TSX Venture Exchange acceptance, and to cancellation and termination of the 2006 Plan, the Company's has implemented the "2007 Rolling Plan" until the next annual general meeting of the Company. Upon implementation of the 2007 Rolling Plan, the Company's Board of Directors (the "Board"), or any committee created pursuant to the terms of the 2007 Rolling Plan (the "Committee"), is authorized to grant options under and subject to the terms and conditions of the 2007 Rolling Plan, which may be exercised to purchase up to 10% of the issued and outstanding share capital of the Company, as determined at the time of granting;

SUBSEQUENT EVENTS:

Subsequent to the period ended May 31, 2007 the Company has announced and filed documentation with respect to the following transactions and events:

1) Cancelled a total of 450,000 stock options exercisable at prices between $0.15 and $0.20

2) On June 25, 2007 the Company granted 375,000 incentive stock options under its 2006 Stock Option Plan to directors, employees and consultants at $0.15 expiring on June 25, 2009.
3) The Company held the Annual General Meeting on July 26, 2007. At the Meeting, shareholders passed the resolution to set the number of directors of the Company for the ensuing year at five. As tabled for election by shareholders, Messrs. Dusan Berka, David Bikerman, Richard Roy, Philippe Cloutier and Gary Musil were elected directors for the ensuing year. Mr. Hanif Sachedina decided to pursue other opportunities and did not stand for re-election.

1.3 Selected Annual Information

		Year-Ended February 28, 2007	Year-Ended February 28, 2006	Year-Ended February 28, 2005
a.	Net Sales or Total Revenues	$Nil	$Nil	$Nil
b.	Basic Earnings (Loss) per share from Continued Operations	$(0.02)	$(0.02)	$(0.02)
c.	Net Income or (Loss) in total	$(521,357)	$(288,665)	$(175,080)
d.	Net Income or (Loss) per share	$(0.02)	$(0.02)	$(0.02)
e.	Net Income or (Loss) per fully diluted share basis	$(521,357)	$(288,665)	$(175,080)
f.	Total Assets	$2,500,610	$746,325	$168,582
g.	Total long-term financial Liabilities	Nil	Nil	Nil
h.	Cash dividends declared per share	N/A	N/A	N/A

1.4 Results of Operations

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may be different from those estimates. Additional significant accounting policies are detailed in Note 2 attached to the financial statements.

The Company's current exploration focus has been on its 100% owned SIMKAR gold and RALLEAU Zn-Cu properties located in Quebec. The Company has also been actively reviewing numerous exploration projects during the period under review in search of additional projects of merit.

1.5 Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

For the Quarter Periods Ending on	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($128,517)	($67,583)	($170,477)	($98,449)
Total Net Income (loss)	($123,270)	($67,583)	($170,477)	($98,449)
Basic (Loss) per share	($0.004)	($0.003)	($0.008	($0.006)

For the Quarter Periods Ending on	May 31, 2006	February 28, 2006	November 30, 2005	August 31, 2005
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($184,848)	($90,968)	($56,684)	($84,435)
Total Net Income (loss)	($184,848)	($90,968)	($56,684)	($84,435)
Basic (Loss) per share	($0.01)	($0.007)	($0.004)	($0.007)

Operating expenses have decreased by $58,402 over May 31, 2006. The contributing factors accounting for the decrease included in the Administrative Expenses were attributed to the accounting for Stock-based compensation of $34,216 (2006: $36,639), Consulting and Admin. fees of $12,000 (2006: $32,050), Investor Relations/Promotion of $29,969 (2006: $76,149). Legal fees and regulatory fees were lower in the period ended May 31, 2007 due to limited financing activity.. Increases were in office, telephone and miscellaneous increased to $5,902 (2006: $2,273) and travel and promotion $17,313 (2006: $8,264)..

1.6 Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At May 31, 2007, the Company had $1,335,232 working capital surplus, as compared to $1,693,684 on February 28, 2007.

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing by the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7 Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through) and (ii) amounts owing to related parties.

Additional disclosure concerning the Company's administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

1.8 Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements other than reported in the Notes to the Financial Statements.

1.9 Transactions with Related Parties

During the period ended May 31, 2007, the Company paid and/or accrued an aggregate $21,000 (2006: $19,500) to the directors, for management and administrative services. Consulting fees to related parties for non-geological services totaled nil (2006: $850).

1.10 Fourth Quarter

Previously discussed under Section 1.5

1.11 Proposed Transactions

See previous Section 1.2 - Property Performance and Investor Relations.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies. See Note 2 "Summary of Significant Accounting Policies" for details of the Company's accounting policies.

1.14 Financial Instruments and Other Instruments

Megastar's financial instruments consist of cash and short-term deposits, accounts receivables, prepaid expenses, accounts payables and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15 Other MD&A Requirements

A. Authorized and Issued Share Capital as at July 30, 2007:

Authorized: an unlimited number of Common shares without par value
Issued and outstanding: 29,943,483 common shares

B. Options, Warrants & Convertible Securities Outstanding as at July 30, 2007:

The following options, warrants, and convertible securities were outstanding as at July 30, 2007:

Options Number	Exercise Price	Expiry Date
880,000	$0.16	November 27, 2008
35,000	$0.11	December 5, 2008
95,000	$0.25	January 28, 2009
450,000	$0.20	February 12, 2009
475,000	$0.11	January 17, 2010
420,000	$0.15	January 25, 2011
270,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
375,000*	$0.15	June 25, 2009

*Subject to regulatory filings

Warrants		
Number	Exercise Price	Expiry Date
5,252,500	$0.30 $0.40	October 16, 2007 October 16, 2008
2,731,500	$0.25 $0.30	November 30, 2007 November 30, 2008
1,313,000	$0.30 $0.40	November 30, 2007 November 30, 2008

C. Evaluation of Disclosure Controls and Procedures

Based on our evaluation for the period ended May 31, 2007 and up to date of this Management Discussion and Analysis, we have concluded that our disclosure controls and procedures are sufficiently effective to provide reasonable assurance that material information required to be disclosed in the Company's interim and annual filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that the material information is accumulated and communicated to Management of the Company, including the President and the Chief Financial

Officer, as appropriate to allow timely decisions regarding required disclosure.

D. Corporate Governance Disclosure

The Company has submitted to its members and shareholders details in the Information Circular dated June 22, 2007 Corporate Governance Disclosure guidelines that have been presented to the Board of Directors for periodic review. Some of these guidelines are: Outlining the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Management of the Company periodically updates directors with regulatory policy changes. The Management encourages and promotes a culture of ethical business conduct. The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interest of the Company.

Form 52-109F2 ***Certification of Interim Filings***

I, ***Dusan Berka, President and Chief Executive Officer of Megastar Development Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Megastar Development Corp.***, (the issuer) for the interim period ending ***May 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2007

"DUSAN BERKA"

Dusan Berka, P. Eng.
President and Chief Executive Officer

Form 52-109F2 ***Certification of Interim Filings***

I, ***Gary Musil, Chief Financial Officer of Megastar Development Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Megastar Development Corp.***, (the issuer) for the interim period ending ***May 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 30, 2007

"GARY MUSIL"

Gary Musil,
Chief Financial Officer

MEGASTAR DEVELOPMENT CORP.

LISTING:
TSX Venture Exchange Symbol: **MDV**
Frankfurt Stock Exchange Symbol: **M5Q**

HEAD OFFICE:
#600 – 625 Howe Street
Vancouver, BC
V6C 2T6
Tel.: 604-683-6648
Fax : 604-683-1350
Email: dberka@megastardevelopment.com
Website: www.megastardevelopment.com

MAILING ADDRESS:
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6
Tel: 604-683-6648
Fax: 604-683-1350
Email:
info@megastardevelopment.com

DIRECTORS AND OFFICERS:
Dušan Berka, P. Eng., President/Director
Gary Musil, CFO/Director
Richard Roy, P. Geo., Director
Philippe Cloutier, P. Geo., Director
David Bikerman, P. Eng. (Geo), Director

REGISTRAR AND TRANSFER AGENT:
Pacific Corporate Trust Co. Ltd.
3rd Floor - 510 Burrard Street
Vancouver, B.C. V6C 3B9

LEGAL COUNSEL:
Clark Wilson, LLP
Solicitor – Bernard Pinsky
#800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

AUDITORS:
Amisano Hanson, CA
#604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7


END